Exhibit 99.8
English translation for information purposes only

GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company number: 0466.460.429

RLE Antwerp (division Mechelen)

Special report of the board of directors in accordance with

Article 604 of the Belgian Companies Code

Dear shareholders,

In accordance with the provisions of article 604 of the Belgian Companies Code of 7 May 1999, the board of directors of Galapagos NV (the “Company” or “Galapagos”) has the honor to report, in this special report, on the proposal that shall be made to the extraordinary shareholders’ meeting to be convened on 22 October 2019 (or on 29 November 2019 should the required quorum not be achieved at the first meeting) (the “EGM”) to renew the authorization to the board of directors to increase the share capital of Galapagos with an amount up to 20% in the framework of the authorized capital.

1	Background

The extraordinary shareholders’ meeting of 29 March 2005 has authorized the board of directors to increase the share capital of the Company. This authorization was granted for a period of 5 years. It has been renewed (and increased) by the extraordinary shareholders’ meetings of 6 January 2006, 24 April 2007, 2 June 2009, 23 May 2011, 26 April 2016, and, most recently, on 25 April 2017.

Through the renewed authorization of 25 April 2017 the Company’s board of directors has been authorized to increase the share capital in one or more times with an amount of EUR 82,561,764.93. This authorization is split in two tranches:

•

For capital increases up to 20% of the share capital at the time of the convening of the shareholders’ meeting of 25 April 2017 (i.e. EUR 50,037,433.29), the authorized capital can be used by the board of directors by a simple majority resolution (the “Normal Authorization”); and

•

For capital increases of more than 20% and up to 33% of the share capital at the time of the convening of the shareholders’ meeting of 25 April 2017 (i.e. EUR 82,561,764.93), the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the board of directors that all independent directors (within the meaning of article 526ter of the Belgian Companies Code of 7 May 1999) approve (the “Specific Authorization”).[1]

Both the Normal Authorization and the Specific Authorization are valid for a period of five years as from 31 May 2017, and are still valid on the date of this special report.

On the date of this special report, the authorized capital has been used at four occasions:

•

On 19 April 2018, the board of directors made use of its authorization under the authorized capital, with cancellation of the preferential subscription rights of the existing shareholders, for the issuance of Warrant Plan 2018 and Warrant Plan 2018 RMV, which (after acceptance by the beneficiaries) relate to an aggregate maximum of 1,235,245 new shares to be issued. The new shares to be issued under Warrant Plan 2018 and Warrant Plan 2018 RMV will only be booked as capital for the amount of the fractional value (being the fractional value of the existing shares on the date of the issuance of the warrants). The difference between the fractional value and

[1]

The section “Use of authorized capital in specific circumstances” of the Company’s articles of association provides that the amount of the Special Authorization is to be reduced by the amount of any capital increase realized in the framework of the Normal Authorization.

English translation for information purposes only

the issue price will be booked as issue premium. Through the issuance of Warrant Plan 2018 and Warrant Plan 2018 RMV, the board of directors made use of the authorized capital for an amount of EUR 6,682,675.45;

•

On 17 September 2018, the board of directors made use of its authorization under the authorized capital, in connection with the public offering in the U.S. of 2,961,373 new shares in the form of American Depositary Shares, with cancellation of the preferential subscription rights of the existing shareholders, resulting in an increase of the share capital by EUR 16,021,027.93 (plus an aggregate issue premium of EUR 280,167,119.82);

•

On 10 April 2019, the board of directors made use of its authorization under the authorized capital, with cancellation of the preferential subscription rights of the existing shareholders, for the issuance of Warrant Plan 2019 and Warrant Plan 2019 RMV, which (after acceptance by the beneficiaries) relate to an aggregate maximum of 1,699,690 new shares to be issued. The new shares to be issued under Warrant Plan 2019 and Warrant Plan 2019 RMV will only be booked as capital for the amount of the fractional value (being the fractional value of the existing shares on the date of the issuance of the warrants). The difference between the fractional value and the issue price will be booked as issue premium. Through the issuance of Warrant Plan 2019 and Warrant Plan 2019 RMV, the board of directors made use of the authorized capital for an amount of EUR 9,195,322.90;

•

On 23 August 2019, the board of directors made use of its authorization under the authorized capital (in particular via the Specific Authorization), in connection with the issuance of 6,828,985 new shares to Gilead Therapeutics A1 Unlimited Company (“Gilead Therapeutics”), a subsidiary of Gilead Sciences, Inc. (“Gilead Sciences”), with cancellation of the preferential subscription rights of the existing shareholders, resulting in an increase of the share capital by EUR 36,944,808.85 (plus an aggregate issue premium of EUR 923,142,192.30).

On the date of this special report an aggregate amount of EUR 68,843,835.13 of the authorized capital has been used, as a result of which EUR 13,717,929.80 of the authorized capital, and in particular of the Specific Authorization, remains available. As the Normal Authorization amounts to a maximum of EUR 50,037,433.29, the Normal Authorization has been depleted on the date of this special report.

2	Proposal to renew the authorized capital

2.1	Summary of proposal

On 14 July 2019 the Company announced that it entered into a 10-year global research and development collaboration with Gilead Sciences.

Within the framework of this collaboration, the Company and Gilead Biopharmaceutics Ireland UC (“Gilead Biopharmaceutics”, and together with Gilead Sciences and Gilead Therapeutics, “Gilead”), a subsidiary of Gilead Sciences, agreed to amend certain terms of the existing license and collaboration agreement dated 16 December 2015 pertaining to filgotinib.

Also within the framework of the collaboration, Gilead Therapeutics entered into a subscription agreement on 14 July 2019 pursuant to which Gilead Therapeutics agreed to invest in the share capital of the Company in consideration of new shares (the “Subscription Agreement”). This investment was effected on 23 August 2019. The Subscription Agreement also included, amongst other things, a commitment to make a proposal to the EGM to renew the authorization of the board of directors to increase the share capital of the Company in one or several times with an amount up to 20% of the share capital at the time of the convening of the EGM.

In view hereof, the board of directors proposes to renew the Normal Authorization.

The renewed authorization is to be valid for a 5-year term from the date of publication of the renewed authorization in the Annexes to the Belgian State Gazette and can only be used if no public takeover bid is ongoing (i.e. non-defensive use only).

English translation for information purposes only

This proposal is without prejudice to the Specific Authorization, which shall remain in place in accordance with its terms.

For the sake of completeness, it should be noted that the Subscription Agreement provides for certain consequences in case the EGM were not to approve the proposed renewal of the Normal Authorization. Notably, in such situation the Company will have to submit the proposed renewal of the Normal Authorization as soon as possible to a subsequent general shareholders’ meeting of the Company and, if such subsequent meeting were not to approve the proposed renewal of the Normal Authorization, the Company will be obliged to re-submit the proposed renewal of the Normal Authorization to another extraordinary general shareholders’ meeting at the occasion of the annual general shareholders’ meeting of the Company (and this until the proposed renewal of the Normal Authorization has been approved).

As from 1 January 2020, the renewed authorization (including its modalities) will remain in force under, and will be governed by, the new Belgian Code of Companies and Associations of 23 March 2019 (that will replace the Belgian Companies Code of 7 May 1999 as from that date).

2.2	Renewal of authorized capital up to 20% of share capital

The board of directors of the Company proposes to the extraordinary shareholders’ meeting to be authorized for a period of five years to increase the share capital in one or several times with an amount of up to 20% of the current share capital, provided that the Company has not been notified of a public takeover bid for its shares at the time of such increase. In particular, the board of directors proposes to amend the relevant section in the temporary provisions of the articles of association of the Company as follows:

“Authorized capital

The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Belgian Companies Code of 7 May 1999 (as amended or superseded), in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, but also without prejudice to the authorization for specific circumstances granted by the extraordinary shareholders’ meeting of 25 April 2017 as included in the section “Use of authorized capital in specific circumstances” of the Company’s articles of association, the board of directors can increase the share capital of the Company in one or several times with an amount of up to €[●], i.e. 20% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with article 607 of the Belgian Companies Code of 7 May 1999 (as amended or superseded), the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code of 7 May 1999 (as amended or superseded).

When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

English translation for information purposes only

The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

3	Specific circumstances and purposes for use of authorized capital

The Company’s board of directors is of the opinion that the renewal of the authorized capital is necessary to meet the needs of the Company as a listed company that has made a public appeal on savings.

Especially with the Company’s shares being publicly listed on Euronext Brussels and Euronext Amsterdam and the Company’s American Depositary Shares being publicly listed on NASDAQ, the procedure of convening an extraordinary shareholders’ meeting for a capital increase is complex, expensive, and time consuming. This procedure can thus be incompatible with the fluctuations on the capital markets or with certain business opportunities that the Company would otherwise be able to take advantage of. The proposed authorizations would allow the board of directors to increase the Company’s share capital in those circumstances in which it would be undesirable, impossible or inopportune to convene an extraordinary shareholders’ meeting.

Such situation could occur when the board of directors determines that the cash position of the Company needs to be strengthened within a relatively short timeframe to finance and support its research and development programs or to enable the Company to react to new research and development opportunities in a quick and flexible way. In addition, the Company may wish to finance certain transactions, such as acquisitions, corporate partnerships or in-licensing deals, wholly or partially with the issue of new shares or to permit one or more specific new shareholders to participate in its share capital. The convening of a shareholders’ meeting could in such circumstances, for example, lead to a premature announcement of the relevant transaction. With such (and other) transactions the board of directors shall aim for the continuous growth of the Company, where appropriate and/or possible by means of equity financing, and to strengthen the capital base of the Company by attracting strategic shareholders where possible.

Furthermore, the renewal of the authorized capital would enable the Company’s board of directors, as far as needed in accordance with the aforementioned Subscription Agreement, to issue shares in the framework of the strategic collaboration with Gilead. In this regard, reference is made to the special report of the board of directors prepared in accordance with articles 583, 596 and 598 of the Belgian Companies Code of 7 May 1999 which will also be submitted to the EGM. This strategic collaboration, of which the commitment to propose the renewal of the authorized capital to the EGM forms an integral part, will benefit the Company in various ways. For more information on the collaboration with Gilead and its benefits for the Company, reference is made to the special board report of 23 August 2019, drawn up in accordance with articles 596 and 598 of the Belgian Companies Code of 7 May 1999, available on the Company’s website (https://www.glpg.com/special-reports).

The board of directors can also use the authorized capital to issue warrants in connection with the Company’s remuneration policy for its and its subsidiaries’ employees, directors and independent consultants.

Finally, the board of directors notes that the proposed authorization cannot be used after the Belgian Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the shares of the Company.

English translation for information purposes only

Made and approved on 19 September 2019.

For the board of directors of the Company,

[signed]	[signed]
Name: Onno van de Stolpe	Name: Peter Guenter
Title: Director	Title: Director